FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month October, 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    [X]            Form 40-F    [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [    ]            No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Unaudited Financial Results (Provisional, Indian GAAP) for the Quarter ended September 30, 2005.

2.	Press Release dated October 25, 2005 regarding the un-audited financial results for the second quarter ended September 30, 2005.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By :	/s/ Rajiv Dhar
Name :	Rajiv Dhar
Title :	Chief Financial Officer

Date: October 25, 2005

EXHIBIT 1

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2005

(Rs. in Millions)

		For the quarter ended September 30,		For the half year ended September 30,		Year ended March 31,
Particulars		2005	2004	2005	2004	2005
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1.	Net Sales/ Income from operations	9,295	7,789	18,292	15,737	33,030
2.	Other Income	317	290	608	534	1,074

	Total Income	9,612	8,079	18,900	16,271	34,104

3.	Total Expenditure	7,385	6,070	14,061	11,763	25,339
	a. Network Cost	5,340	4,906	10,358	9,711	20,031
	b. Operating and Other Expenses	1,518	810	2,718	1,356	3,895
	c. Salaries and Related Costs	527	354	985	696	1,413
4.	Depreciation	893	568	1,689	1,115	2,439
5.	Prior Period Adjustments	(35)	—	(187)	—	—

6.	Profit before taxes and exceptional items (1+2)-(3+4+5)	1,369	1,441	3,337	3,393	6,326

7.	Exceptional Items:
	a. Profit from sale of long-term investment, net of licence fee	—	—	—	—	4,687
	b. Provision for recoverable pension obligation	—	—	—	—	(473)
8.	Profit Before Tax (6+7)	1,369	1,441	3,337	3,393	10,540
9.	Provision for Taxation	459	560	1,157	1,244	2,976
	Current Tax (including FBT)	522	436	1,215	931	2,050
	Deferred Tax	(63)	124	(58)	313	926

10.	Net Profit (8-9)	910	881	2,180	2,149	7,564

11.	Paid up Equity Share Capital (Face value of Rs.10 per share)	2,850	2,850	2,850	2,850	2,850
12.	Reserves excluding revaluation reserve	—	—	—	—	52,370
13.	Basic and diluted earnings per share including exceptional items (Rs.)	3.19	3.09	7.65	7.54	26.54
14.	Basic and diluted earnings per share before exceptional items (Rs.)	—	—	—	—	14.34
15.	Aggregate of non-promoter shareholding
	a. Number of shares	83,118,761	77,752,618	83,118,761	77,752,618	77,752,618
	b. Percentage of shareholding	29.16	27.28	29.16	27.28	27.28

Segment Information:

Business Segments:

(Rs. in Millions)

Particulars	For the quarter ended September 30,		For the half year ended September 30,		Year ended March 31,
	2005	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Segment Revenue
Telephony & related services	9,170	7,631	18,029	15,399	32,400
Other Services	125	158	263	338	630

Total	9,295	7,789	18,292	15,737	33,030

Segment result
Telephony & related services	4,046	2,925	8,091	6,052	13,099
Other Services	(44)	7	(69)	48	39

Total	4,002	2,932	8,022	6,100	13,138

Unallocable expense	2,985	1,781	5,480	3,241	7,886
Unallocable income	317	290	608	534	1,074
Unallocable expense (net)	(2,668)	(1,491)	(4,872)	(2,702)	(6,812)
Prior Period Adjustments	35	—	187	—	—

Profit before tax and exceptional items	1,369	1,441	3,337	3,393	6,326

Exceptional items	—	—	—	—	4,214

Profit before tax	1,369	1,441	3,337	3,393	10,540

Tax	459	560	1,157	1,244	2,976

Profit after tax	910	881	2,180	2,149	7,564

Notes on Segment Information:

The Company’s reportable segments are “Telephony and related services” and “Other services”. Telephony and related services include international and national voice and data services and internet. Transponder lease, television uplinking, gateway packet switching services, and video conferencing facilities are reported under “other services”.

(i)	Revenue and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee on revenues from operations are allocated based on usage. Certain expenses such as staff costs, operating and other expenses, and depreciation are not allocable to segments and consequently have been classified as “unallocable expense”.

(ii)	Fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results were taken on record by the Board of Directors of the Company at their meeting held on October 25, 2005.

2.	The financial results for the quarter and six-months ended September 30, 2005 have been subjected to a limited review by the statutory auditors of the Company.

3.	Revenues of Rs.152 million recognized in the previous quarter and network costs of Rs.187 million recognized in the previous years have been reversed in the quarter and six-months period ended September 30, 2005.

4.	Figures for the previous period have been regrouped where necessary.

5.	Investor Complaint status:

Outstanding as on July 01, 2005	Total received during the quarter ended September 30, 2005	Total resolved during the quarter ended September 30, 2005	Outstanding as on September 30, 2005
Nil	5	5	Nil

For Videsh Sanchar Nigam Limited

N. SRINATH

EXECUTIVE DIRECTOR

Place	: Mumbai
Date	: October 25, 2005

EXHIBIT 2

Rishabh Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11728

25 October 2005

Sir,

Sub : Press Release – “VSNL Q2 total revenue up 19% at Rs.961 crores.”

Please find sent herewith a Press Release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements. Fax 1934.

PRESS RELEASE

VSNL Q2 total revenue up 19% at Rs. 961 crores.

Mumbai, October 25, 2005: Videsh Sanchar Nigam Ltd. (VSNL), India’s premier Telecom and Internet Service Company, today announced its unaudited financial results for the Second quarter ended 30th September 2005.

The key highlights during Second Quarter 2005-06 are:

The Company has reported a 19% growth in its total revenue over the corresponding quarter in the previous year. Profit after tax for the quarter was Rs. 91 crore as against Rs. 88 crore during the corresponding quarter last year.

The company continued to witness sustained growth in volumes in all its businesses. The International and domestic voice volumes continue to grow during the quarter. The volumes in the Enterprise Data business also have contributed to this growth, though the tariff drop has impacted the revenue growth.

“The Company has completed the acquisition of the undersea cable division of Tyco and has initiated the process of integrating its operations with that of VSNL. The Company is now well positioned to offer world class services to its enterprise customers across the globe. Also with the proposed Teleglobe acquisition, the Company will be able to scale up its voice business and compete on a global basis”, said Mr. N. Srinath, Executive Director, VSNL.

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is a leading provider of International Telecommunications Services. VSNL is India’s largest player in International Long Distance services and has a strong pan-India domestic Long Distance presence. VSNL is also a leading player in the Corporate Data Market in India today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. VSNL has a strong infrastructure base that covers multiple submarine cable systems, switching gateways, IP PoPs and earth stations.

With its recent acquisition of Tyco’s global submarine network, VSNL provides seamless connectivity across the globe to carriers and enterprises. VSNL has 30 Points of Presence in 12 countries in North America, Europe and Asia. VSNL also has business operations in Sri Lanka and Nepal and is soon entering South Africa.

In India, VSNL is rapidly growing its retail presence under the Tata Indicom brand through its products like high-speed broadband, dial-up Internet, net telephony and calling cards, and has an active Internet / Broadband subscriber base.

VSNL is consolidating its presence in the Internet space with an increased focus on the Retail Broadband business.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

For more information, please contact:

Mr. S. Ravindran D.G.M. – Corporate Communications Videsh Sanchar Nigam Limited Mumbai Ph. No.: 022-56591216 / 9223306610 Email: ravindran.s@vsnl.co.in	Gaurav Wahi Vaishnavi Corporate Communications Mumbai Ph. No.: 56568735 / 9223302179 Email: gaurav@vccpl.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.